Annual Report

JUNE 30, 2006

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Science and Technology Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds, Inc. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Funds, Inc. prospectus and current Fund performance information.

President's Letter

June 30, 2006



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the 12 months ended June 30, 2006. Stock prices rose during the period, despite increased market volatility this past spring and higher interest rates. The S&P 500 Index advanced 8.64 percent, led by energy stocks. Many international stocks posted even higher returns for the period as investors sought greater portfolio diversification. The Morgan Stanley Capital International EAFE Index climbed 26.56 percent, led primarily by Asian stocks.

In contrast, tighter central bank monetary policies around the world resulted in a weak bond market this past fiscal year. The Citigroup Broad Investment Grade Index declined 0.81 percent for the period. The Federal Reserve gave mixed signals as to how much more it will raise short-term interest rates in an effort to combat inflation, which appears to be accelerating.

A change in climate

Overall, the investing climate changed substantially this past spring, as many investors lost some of their appetite for higher risk investments such as commodities, emerging market securities and low quality stocks. Why? Certainty and unbridled optimism regarding global growth have been replaced with sobering realities, including:

- **Rising geopolitical tensions**, marked by the saber rattling of insecure regimes in Iran and North Korea, continued peacekeeping problems in Iraq and deteriorating Israeli-Palestinian relations.

- **Uncertainty over the scope of interest rate increases**. A new Federal Reserve chairman and changing market conditions have contributed to challenges in making Fed policy positions clear to investors. Meanwhile, Japan and Europe are each adopting more restrictive monetary policies, with Japan changing course for the first time in many years.

- **High energy prices and increased global energy demand**. Although prices appear still subject to seasonal fluctuations and geopolitical issues, the reality of permanently higher gasoline and heating/cooling costs thanks to growing demand in China, India and elsewhere appears to be having an effect on U.S. consumers.

- **A slowdown in the U.S. housing market**. While average home prices have not dropped a great deal, market conditions have shifted decidedly to favor buyers, with "for sale" inventory up sharply in many regions as home affordability has fallen to a two-decade low.

Financial markets don't like uncertainty. Neither do consumers. For now, we appear to have entered a period when fear of the unknown has replaced greed as the market's dominant emotion. It may take a little while for answers to surface when it comes to the key questions surrounding economic slowdown, interest rate policy, corporate profit trends and whether the U.S. dollar will weaken, hurting consumers' purchasing power.

Uncertainty creates opportunity

Over time, we believe that the outlook will be cleared up in positive fashion for those investors who are properly diversified. We believe that slowing growth in the world's economy is a good thing that should help to preempt overheating. The tightening that is taking place should help lead to an adequate, not drastic, slowdown, in our opinion. Uncertainty offers an opportunity to reassess your position, rethink the road you're traveling and, if needed, rebalance your portfolio. Through appropriate diversification in multiple asset classes, you potentially take advantage of long-term change.

Your financial advisor can help you maintain an appropriate investment strategy as part of a customized financial plan based on your individual goals. We believe that focusing on that plan, despite changes in market condition, is important as you work toward a sound financial future. Thank you for your confidence and continued partnership.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Waddell & Reed Advisors Funds, Inc. and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. Each example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2006.

Actual Expenses

The first line for each share class in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following tables provides information about hypothetical account values and hypothetical expenses based on a Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in a Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Accumulative Fund Expenses

For the Six Months Ended June 30, 2006	Beginning Account Value 12-31-05	Ending Account Value 6-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,008.90	1.12%	$ 5.62
Class B	1,000	1,003.10	2.19	10.92
Class C	1,000	1,003.10	2.15	10.62
Class Y	1,000	1,010.30	0.86	4.22
Based on 5% Return[2]				
Class A	$1,000	$1,019.23	1.12%	$ 5.65
Class B	1,000	1,013.91	2.19	10.98
Class C	1,000	1,014.15	2.15	10.68
Class Y	1,000	1,020.55	0.86	4.24

Core Investment Fund Expenses

For the Six Months Ended June 30, 2006	Beginning Account Value 12-31-05	Ending Account Value 6-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,089.80	1.08%	$ 5.54
Class B	1,000	1,083.90	2.16	11.15
Class C	1,000	1,083.60	2.13	10.94
Class Y	1,000	1,091.30	0.78	4.08
Based on 5% Return[2]				
Class A	$1,000	$1,019.45	1.08%	$ 5.35
Class B	1,000	1,014.08	2.16	10.78
Class C	1,000	1,014.25	2.13	10.57
Class Y	1,000	1,020.90	0.78	3.94

See footnotes on page 7.

Science and Technology Fund Expenses

For the Six Months Ended June 30, 2006	Beginning Account Value 12-31-05	Ending Account Value 6-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,002.70	1.33%	$ 6.61
Class B	1,000	997.00	2.46	12.18
Class C	1,000	997.00	2.45	12.08
Class Y	1,000	1,005.20	1.01	5.01
Based on 5% Return[2]				
Class A	$1,000	$1,018.18	1.33%	$ 6.66
Class B	1,000	1,012.59	2.46	12.28
Class C	1,000	1,012.66	2.45	12.18
Class Y	1,000	1,019.76	1.01	5.05

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2006, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

Manager's Discussion of Accumulative Fund

June 30, 2006



An interview with Barry M. Ogden, CFA, CPA, portfolio manager of Waddell & Reed Advisors Accumulative Fund

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended June 30, 2006.

How did the Fund perform during the last fiscal year?

The Fund's Class A shares increased 8.82 percent during the fiscal year (before the impact of sales charges). This compares to the S&P 500 Index (reflecting the performance of securities that generally represent the stock market), which increased 8.64 percent during the same period, and the Lipper Multi-Cap Core Funds Universe Average (reflecting the universe of funds with similar investment objectives), which increased 9.42 percent during the period.

Please note that Fund returns and peer group returns include applicable fees and expenses, whereas unmanaged indexes do not include any fees. Also, when sales charges are included, Fund performance is reduced.

What factors affected the Fund's performance relative to its benchmark index during the fiscal year?

We believe the most considerable factor contributing to our performance relative to the benchmark was our significant overweight position in the energy sector. This area continues to benefit from rising

commodity prices, strong global demand and ongoing geopolitical turmoil. Furthermore, our exposure to oil service companies has helped our performance, considering these companies also benefit from this strong environment, as day rates on rigs and pricing for their various services and supplies continue to move higher and currently are approaching record levels. We also believe our underweight of technology during the last part of the fiscal year helped our performance, as many technology-related stocks suffered dramatic corrections in May and June when the overall market began to roll over.

It's also worth noting that, in general, higher beta and small-capitalization stocks once again continued their outperformance compared with lower beta and large-capitalization stocks. We believe this trend continued to hurt our performance against our peer group, as measured by the Lipper Multi-Cap Core Funds Universe Average, as we have maintained a bias toward higher quality, lower beta and larger capitalization stocks during this fiscal year. Valuation disparities between small cap and large cap holdings are now nearing record levels, a trend that has lasted much longer than we would have anticipated and one that we cannot be certain as to its slowing or ceasing. Finally, our cash position toward the end of the fiscal year also helped our overall relative performance, in our opinion.

What other market conditions or events influenced the Fund's performance during the fiscal year?

The broader markets were well on their way to having a strong year until early May, when Federal Reserve Chairman Ben Bernanke began to talk tough on inflationary pressures, effectively putting an end to the market rally that began in October 2005, as well as the longer-term rally that began in early 2003. His comments that the Fed would remain vigilant toward fighting inflation seemed to be somewhat more "hawkish" than some had anticipated, reversing popular belief that the Fed may be nearing the end of its multi-year tightening campaign. Since then, the market has found it very difficult to gain any footing and real momentum, despite an economic and corporate profit environment that generally remains healthy.

We believe that the ongoing Fed policy will be one of the most important variables that determine the direction of the markets for the remainder of the year. There are a number of data points that suggest the economy is slowing and that the Fed is walking a fine line between fighting inflationary pressures and pushing too hard, which could lead the U.S. economy into a recession, in our opinion. In addition, many consumer-related areas are showing signs of strain, most notably housing, which has slowed dramatically as mortgage rates have moved higher.

What strategies and techniques did you employ that specifically affected the Fund's performance?

We became decidedly more negative on the outlook for the broader markets during the second quarter of 2006, and, as such, began raising a significant amount of cash. At fiscal year-end, we had built our cash position to almost 11 percent, as we were growing concerned with the Fed's toughening stance on fighting inflation and the impact this might have on the markets. Add to which, oil prices hovered above $70 per barrel at fiscal year-end, and the consumer was faced with record-high gasoline prices. Furthermore, many consumers continue to deal with the reality of higher mortgage payments, with many adjustable-rate mortgages beginning to reset at substantially higher levels.

As one would expect, consumer confidence is down and discretionary spending by the consumer is likely to weaken. These factors, combined with ongoing geopolitical tensions and a broader market that is materially higher since October 2005, has forced our hand into becoming a little more pessimistic about the near-term. Given all this, our overall strategy for the Fund has not changed: We remain committed to investing in what we believe are high-quality companies that are profitably growing their businesses, gaining market share and generating material amounts of free cash flows. Valuation – relative to future growth opportunities, earnings and free cash flows – continues to be an integral component of our investment decisions.

What is your outlook for the next 12 months?

Our current outlook for the broader markets is quite simple, but very much tied to what the Federal Reserve does with short-term rates. We believe that if the Fed stops raising rates soon, the remainder of 2006 could surprise on the upside, marking the fourth consecutive year of positive returns for the broader markets. However, if inflation becomes too high relative to expectations, and the Fed continues raising rates, we doubt the broader markets will finish the year in positive territory, as the sustainability of corporate profits and earnings likely will come into question, in our opinion.

As we head into 2007, ongoing geopolitical developments, spiking energy prices, global monetary policy and global economic outlooks also will play a key role in the direction of the markets. With more signs of a weakening consumer and a softer housing market, the Federal Reserve will serve a critical function in maintaining the proper balance between fighting inflation and giving the economy enough room to grow. We believe the Fed's ability to maintain the proper equilibrium ultimately will determine what the remainder of 2006 and the first half of 2007 look like. With our current cash position, we remain ready to put this money back to work, should market conditions warrant such a move. Above all, we remain committed in our attempts to identify and capitalize on what we feel are new and developing investment themes, regardless of the environment, and will not be afraid to raise cash if the environment turns decidedly bearish.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment



———	Waddell & Reed Advisors Accumulative Fund, Class A Shares[1] . .	$21,125
— — —	S&P 500 Index	$19,906
— — —	Lipper Multi-Cap Core Funds Universe Average	$20,917



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 6-30-06	2.57%	3.63%	7.59%	9.13%
5-year period ended 6-30-06	−0.37%	−0.49%	−0.20%	1.11%
10-year period ended 6-30-06	8.64%	—	—	9.52%
Since inception of Class [3] through 6-30-06	—	3.77%	3.67%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 10-4-99 for Class B shares and 10-6-99 for Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF ACCUMULATIVE FUND

Portfolio Highlights

On June 30, 2006, Waddell & Reed Advisors Accumulative Fund had net assets totaling $1,961,003,721 invested in a diversified portfolio of:

89.37%	Common Stocks
10.63%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on June 30, 2006, your Fund owned:



Energy Stocks	$22.60
Health Care Stocks	$14.97
Cash and Cash Equivalents	$10.63
Technology Stocks	$10.19
Financial Services Stocks	$ 7.99
Transportation Stocks	$ 7.36
Miscellaneous Stocks	$ 6.31
Multi-Industry Stocks	$ 6.22
Retail Stocks	$ 5.13
Raw Materials Stocks	$ 3.15
Business Equipment and Services Stocks	$ 2.95
Utilities Stocks	$ 2.50

The Investments of Accumulative Fund

June 30, 2006

COMMON STOCKS	Shares	Value
Air Transportation – 2.96%		
AirTran Holdings, Inc.*	650,000	$ 9,659,000
Southwest Airlines Co.	2,000,000	32,740,000
UTi Worldwide Inc.	620,000	15,713,900
		58,112,900
Aircraft – 4.36%		
Boeing Company (The)	350,000	28,668,500
L–3 Communications Holdings, Inc.	115,000	8,673,300
Rockwell Collins, Inc.	350,000	19,554,500
United Technologies Corporation.	450,000	28,539,000
		85,435,300
Aluminum – 0.33%		
Alcoa Incorporated.	200,000	6,472,000
Banks – 0.74%		
Bank of America Corporation.	300,000	14,430,000
Business Equipment and Services – 2.80%		
Bucyrus International, Inc., Class A.	179,200	9,048,704
NYSE Group, Inc.*	430,000	29,446,400
Omnicom Group Inc.	150,000	13,363,500
VeriFone Holdings, Inc.*.	100,000	3,048,000
		54,906,604
Capital Equipment – 0.05%		
Dresser-Rand Group Inc.*	40,000	939,200
Chemicals – Petroleum and Inorganic – 1.24%		
du Pont (E.I.) de Nemours and Company	80,000	3,328,000
Monsanto Company.	250,000	21,047,500
		24,375,500
Chemicals – Specialty – 1.04%		
Air Products and Chemicals, Inc.	180,000	11,505,600
Scotts Miracle-Gro Company (The)	210,000	8,887,200
		20,392,800
Coal – 0.67%		
Foundation Coal Holdings, Inc.	280,000	13,140,400
Communications Equipment – 0.14%		
Foundry Networks, Inc.*.	250,000	2,668,750
Computers – Main and Mini – 0.32%		
Hewlett-Packard Company.	200,000	6,336,000

See Notes to Schedule of Investments on page 19.

The Investments of Accumulative Fund

June 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Computers – Micro – 1.25%		
Apple Computer, Inc.*	430,000	$ 24,608,900
Computers – Peripherals – 3.62%		
Adobe Systems Incorporated*	400,000	12,166,000
Microsoft Corporation	1,850,000	43,114,250
SAP Aktiengesellschaft, ADR	300,000	15,756,000
		71,036,250
Cosmetics and Toiletries – 0.19%		
Alberto-Culver Company	75,000	3,654,000
Electrical Equipment – 0.48%		
Rockwell Automation, Inc.	130,000	9,361,300
Electronic Components – 0.50%		
Advanced Micro Devices, Inc.*	400,000	9,768,000
Finance Companies – 2.05%		
Primus Guaranty, Ltd.*	290,000	3,219,000
SLM Corporation	700,000	37,044,000
		40,263,000
Food and Related – 0.29%		
Campbell Soup Company	90,000	3,339,900
J.M. Smucker Company (The)	52,700	2,355,690
		5,695,590
Health Care – Drugs – 5.84%		
Amgen Inc.*	657,900	43,029,949
Gilead Sciences, Inc.*	775,000	45,856,750
MedImmune, Inc.*	275,000	7,453,875
Teva Pharmaceutical Industries Limited, ADR	575,000	18,155,625
		114,496,199
Health Care – General – 3.57%		
Da Vita Inc.*	665,000	33,050,500
St. Jude Medical, Inc.*	550,000	17,831,000
Schein (Henry), Inc.*	410,000	19,155,200
		70,036,700
Hospital Supply and Management – 5.56%		
Health Net, Inc.*	350,000	15,809,500
PSS World Medical, Inc.*	890,000	15,739,650
Triad Hospitals, Inc.*	515,000	20,383,700
UnitedHealth Group Incorporated	625,000	27,987,500
WellPoint, Inc.*	400,000	29,108,000
		109,028,350

See Notes to Schedule of Investments on page 19.

The Investments of Accumulative Fund

June 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Hotels and Gaming – 1.12%		
Hilton Hotels Corporation.	775,000	$ 21,917,000
Household – General Products – 1.76%		
Colgate-Palmolive Company	250,000	14,975,000
Procter & Gamble Company (The)	350,000	19,460,000
		34,435,000
Insurance – Property and Casualty – 2.67%		
AXIS Capital Holdings Limited	150,000	4,291,500
American International Group, Inc.	150,000	8,857,500
Hartford Financial Services Group Inc. (The)	200,000	16,920,000
St. Paul Companies, Inc. (The)	500,000	22,290,000
		52,359,000
Leisure Time Industry – 0.57%		
Walt Disney Company (The)	375,000	11,250,000
Metal Fabrication – 1.85%		
Loews Corporation, Carolina Group	225,000	11,558,250
Precision Castparts Corp.	415,000	24,800,400
		36,358,650
Mining – 0.54%		
Phelps Dodge Corporation.	130,000	10,680,800
Multiple Industry – 6.22%		
Altria Group, Inc.	480,000	35,246,400
General Electric Company	2,100,000	69,216,000
Las Vegas Sands, Inc.*	140,000	10,900,400
Mirant Corporation*	250,000	6,700,000
		122,062,800
Petroleum – Domestic – 1.71%		
Equitable Resources, Inc.	1,000,000	33,500,000
Petroleum – International – 13.69%		
ChevronTexaco Corporation	1,700,000	105,502,000
ConocoPhillips	1,550,000	101,571,500
Exxon Mobil Corporation	1,000,000	61,350,000
		268,423,500
Petroleum – Services – 6.53%		
Patterson-UTI Energy, Inc.	1,300,000	36,874,500
Schlumberger Limited	900,000	58,599,000
Smith International, Inc.	370,000	16,453,900
Transocean Inc.*	200,000	16,064,000
		127,991,400

See Notes to Schedule of Investments on page 19.

The Investments of Accumulative Fund

June 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Railroad – 3.14%		
CSX Corporation	400,000	$ 28,176,000
Kansas City Southern*	400,000	11,080,000
Norfolk Southern Corporation	200,000	10,644,000
Union Pacific Corporation	125,000	11,620,000
		61,520,000
Restaurants – 2.77%		
Burger King Holdings, Inc.*	300,000	4,725,000
McDonald's Corporation.	375,000	12,600,000
P.F. Chang's China Bistro, Inc.*	150,000	5,700,750
Panera Bread Company, Class A*	130,000	8,748,350
YUM! Brands, Inc.	450,000	22,621,500
		54,395,600
Retail – Food Stores – 2.36%		
CVS Corporation	300,000	9,210,000
Walgreen Co.	825,000	36,993,000
		46,203,000
Security and Commodity Brokers – 2.53%		
Legg Mason, Inc.	250,000	24,880,000
Marsh & McLennan Companies, Inc.	460,000	12,369,400
Prudential Financial, Inc.	160,000	12,432,000
		49,681,400
Timesharing and Software – 0.15%		
Google Inc., Class A*	7,000	**2,935,275**
Trucking and Shipping – 1.26%		
United Parcel Service, Inc., Class B	300,000	**24,699,000**
Utilities – Electric – 1.93%		
Exelon Corporation	250,000	14,207,500
NRG Energy, Inc.*	490,000	23,608,200
		37,815,700
Utilities – Telephone – 0.57%		
AT&T Inc.	400,000	**11,156,000**
TOTAL COMMON STOCKS – 89.37%		**$1,752,541,868**

(Cost: $1,438,239,323)

See Notes to Schedule of Investments on page 19.

The Investments of Accumulative Fund

June 30, 2006

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Commercial Paper		
Banks – 0.25%		
Lloyds TSB Bank PLC,		
5.16%, 7–5–06	$ 5,000	$ 4,997,133
Beverages – 1.76%		
Anheuser-Busch Companies, Inc.,		
5.2%, 7–3–06	24,411	24,403,948
Coca-Cola Company (The),		
5.16%, 7–10–06	10,000	9,987,100
		34,391,048
Capital Equipment – 0.67%		
Caterpillar Inc.,		
5.22%, 7–7–06	3,045	3,042,351
Deere (John) Capital Corporation,		
5.3%, 7–19–06	10,000	9,973,500
		13,015,851
Finance Companies – 2.55%		
Citigroup Funding Inc.,		
5.25%, 7–3–06	11,000	10,996,792
General Electric Capital Services Inc.,		
5.13%, 7–10–06	10,000	9,987,175
Kitty Hawk Funding Corp.,		
5.23%, 7–19–06	5,000	4,986,925
Preferred Receivables Funding Corp.,		
5.25%, 7–24–06	8,972	8,941,907
Prudential Funding LLC,		
5.245%, 7–6–06	10,000	9,992,715
Three Pillars Funding LLC,		
5.25%, 7–5–06	5,000	4,997,083
		49,902,597
Food and Related – 1.29%		
McCormick & Co. Inc.,		
5.17%, 7–5–06	5,000	4,997,128
Nestle Capital Corp.:		
5.1%, 7–6–06	4,200	4,197,025
5.2%, 7–7–06	10,000	9,991,333
Sara Lee Corporation,		
5.29%, 7–10–06	6,050	6,041,999
		25,227,485
Household – General Products – 1.11%		
Fortune Brands Inc.,		
5.37%, 7–10–06	21,785	**21,755,754**

See Notes to Schedule of Investments on page 19.

The Investments of Accumulative Fund

June 30, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Retail – General Merchandise – 0.25%		
Wal-Mart Stores, Inc.,		
5.19%, 7–6–06	$5,000	$ 4,996,396
Security and Commodity Brokers – 0.25%		
UBS Finance Delaware LLC (UBS AG),		
5.27%, 7–3–06	5,000	4,998,536
Utilities – Electric – 0.57%		
Detroit Edison Co.,		
5.3%, 7–3–06	6,200	6,198,174
Wisconsin Electric Power Co.,		
5.27%, 7–5–06	5,000	4,997,072
		11,195,246
Utilities – Gas and Pipeline – 0.06%		
Michigan Consolidated Gas Co.,		
5.35%, 7–3–06	1,250	1,249,629
Utilities – Telephone – 0.56%		
BellSouth Corporation,		
5.18%, 7–6–06	5,000	4,996,403
Verizon Communications Inc.,		
5.3%, 7–5–06	5,972	5,968,483
		10,964,886
Total Commercial Paper – 9.32%		182,694,561
Commercial Paper (backed by irrevocable bank letter of credit) – 0.20%		
Financial Companies		
Vehicle Services of America Ltd. (Bank of America, N.A.),		
5.2%, 7–18–06	4,000	3,990,178
TOTAL SHORT-TERM SECURITIES – 9.52%		$ 186,684,739
(Cost: $186,684,739)		
TOTAL INVESTMENT SECURITIES – 98.89%		$1,939,226,607
(Cost: $1,624,924,062)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.11%		21,777,114
NET ASSETS – 100.00%		$1,961,003,721

See Notes to Schedule of Investments on page 19.

The Investments of Accumulative Fund

June 30, 2006

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definition of this acronym is as follows: ADR – American Depositary Receipts.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

ACCUMULATIVE FUND
June 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $1,624,924) (Notes 1 and 3). . . .	$1,939,227
Receivables:	
Investment securities sold.	38,661
Dividends and interest.	1,328
Fund shares sold.	554
Prepaid and other assets	84
Total assets	1,979,854

LIABILITIES

Payable for investment securities purchased	13,976
Payable to Fund shareholders	3,880
Accrued shareholder servicing (Note 2).	398
Accrued service fee (Note 2)	367
Due to custodian.	75
Accrued management fee (Note 2)	36
Accrued accounting services fee (Note 2)	22
Accrued distribution fee (Note 2)	9
Other.	87
Total liabilities.	18,850
Total net assets	$1,961,004

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 287,690
Additional paid-in capital	1,858,453
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	1,585
Accumulated undistributed net realized loss	
on investment transactions	(501,027)
Net unrealized appreciation in value of investments.	314,303
Net assets applicable to outstanding units of capital.	$1,961,004
Net asset value per share (net assets divided by shares outstanding):	
Class A	$6.83
Class B	$6.49
Class C	$6.52
Class Y	$6.85
Capital shares outstanding:	
Class A	275,050
Class B	9,125
Class C	2,668
Class Y	847
Capital shares authorized	675,000

See Notes to Financial Statements.

Statement of Operations

ACCUMULATIVE FUND
For the Fiscal Year Ended June 30, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $56)	$ 24,419
Interest and amortization	2,039
Total income	26,458

Expenses (Note 2):

Accounting services fee	260
Audit fees	32
Custodian fees	72
Distribution fee:	
Class A	72
Class B	466
Class C	130
Investment management fee	13,657
Legal fees	30
Service fee:	
Class A	4,573
Class B	155
Class C	43
Shareholder servicing:	
Class A	3,562
Class B	309
Class C	77
Class Y	10
Other	429
Total expenses	23,877
Net investment income	2,581

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	92,251
Realized net loss on written options	(180)
Realized net gain on investments	92,071
Unrealized appreciation in value of investments during the period	75,631
Net gain on investments	167,702
Net increase in net assets resulting from operations	$170,283

See Notes to Financial Statements.

Statement of Changes in Net Assets

ACCUMULATIVE FUND
(In Thousands)

	For the fiscal year ended June 30,	
	2006	**2005**
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 2,581	$ 11,422
Realized net gain (loss) on investments	92,071	(40,901)
Unrealized appreciation.	75,631	200,400
Net increase in net assets resulting from operations.	170,283	170,921
Distributions to shareholders from (Note 1E):[1]		
Net investment income:		
Class A	(1,219)	(11,581)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(12)	(44)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(1,231)	(11,625)
Capital share transactions (Note 5)	(186,699)	(239,062)
Total decrease	(17,647)	(79,766)
NET ASSETS		
Beginning of period.	1,978,651	2,058,417
End of period.	$1,961,004	$1,978,651
Undistributed net investment income	$ 1,585	$ 336

(1)See "Financial Highlights" on pages 23 - 26.

See Notes to Financial Statements.

Financial Highlights

ACCUMULATIVE FUND

Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$6.28	$5.79	$5.19	$5.63	$7.60
Income (loss) from investment operations:					
Net investment income	0.01	0.04	0.01	0.03	0.01
Net realized and unrealized gain (loss) on investments.	0.54	0.49	0.60	(0.44)	(1.11)
Total from investment operations	0.55	0.53	0.61	(0.41)	(1.10)
Less distributions from:					
Net investment income	(0.00)*	(0.04)	(0.01)	(0.03)	(0.02)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.85)
Total distributions	(0.00)*	(0.04)	(0.01)	(0.03)	(0.87)
Net asset value, end of period.	$6.83	$6.28	$5.79	$5.19	$5.63
Total return[1]	8.82%	9.11%	11.78%	−7.29%	−15.34%
Net assets, end of period (in millions)	$1,879	$1,895	$1,971	$1,836	$1,923
Ratio of expenses to average net assets	1.14%	1.16%	1.17%	1.18%	1.10%
Ratio of net investment income to average net assets	0.17%	0.62%	0.23%	0.54%	0.22%
Portfolio turnover rate.	39%	68%	483%	412%	414%

*Not shown due to rounding.
(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

ACCUMULATIVE FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$6.03	$5.59	$5.06	$5.52	$7.53
Income (loss) from investment operations:					
Net investment loss.	(0.08)	(0.04)	(0.04)	(0.02)	(0.03)
Net realized and unrealized gain (loss) on investments.	0.54	0.48	0.57	(0.44)	(1.13)
Total from investment operations	0.46	0.44	0.53	(0.46)	(1.16)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.85)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.85)
Net asset value, end of period	$6.49	$6.03	$5.59	$5.06	$5.52
Total return	7.63%	7.87%	10.47%	−8.33%	−16.29%
Net assets, end of period (in millions)	$59	$61	$63	$53	$46
Ratio of expenses to average net assets	2.21%	2.28%	2.30%	2.36%	2.21%
Ratio of net investment loss to average net assets	−0.91%	−0.50%	−0.90%	−0.64%	−0.90%
Portfolio turnover rate.	39%	68%	483%	412%	414%

See Notes to Financial Statements.

Financial Highlights

ACCUMULATIVE FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$6.06	$5.61	$5.07	$5.52	$7.52
Income (loss) from investment operations:					
Net investment loss.	(0.06)	(0.04)	(0.04)	(0.01)	(0.01)
Net realized and unrealized gain (loss) on investments.	0.52	0.49	0.58	(0.44)	(1.14)
Total from investment operations	0.46	0.45	0.54	(0.45)	(1.15)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.85)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.85)
Net asset value, end of period	$6.52	$6.06	$5.61	$5.07	$5.52
Total return	7.59%	8.02%	10.65%	−8.15%	−16.18%
Net assets, end of period (in millions)	$17	$17	$18	$17	$16
Ratio of expenses to average net assets	2.16%	2.20%	2.16%	2.16%	2.07%
Ratio of net investment loss to average net assets	−0.85%	−0.40%	−0.76%	−0.43%	−0.77%
Portfolio turnover rate	39%	68%	483%	412%	414%

See Notes to Financial Statements.

Financial Highlights

ACCUMULATIVE FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$6.29	$5.79	$5.20	$5.63	$7.60
Income (loss) from investment operations:					
Net investment income	0.03	0.06	0.03	0.04	0.03
Net realized and unrealized gain (loss) on investments.	0.54	0.49	0.59	(0.43)	(1.12)
Total from investment operations	0.57	0.55	0.62	(0.39)	(1.09)
Less distributions from:					
Net investment income	(0.01)	(0.05)	(0.03)	(0.04)	(0.03)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.85)
Total distributions	(0.01)	(0.05)	(0.03)	(0.04)	(0.88)
Net asset value, end of period	$6.85	$6.29	$5.79	$5.20	$5.63
Total return	9.13%	9.44%	11.90%	−6.82%	−15.16%
Net assets, end of period (in millions)	$6	$6	$6	$6	$8
Ratio of expenses to average net assets	0.87%	0.88%	0.87%	0.89%	0.86%
Ratio of net investment income to average net assets	0.43%	0.88%	0.53%	0.84%	0.45%
Portfolio turnover rate.	39%	68%	483%	412%	414%

See Notes to Financial Statements.

Managers' Discussion of Core Investment Fund

June 30, 2006

 

An interview with Erik R. Becker, CFA, and Gustav C. Zinn, CFA, portfolio managers of Waddell & Reed Advisors Core Investment Fund. Please note that, effective July 2006, Mr. Becker and Mr. Zinn assumed portfolio management responsibilities from James D. Wineland, CFA, who had managed the Fund since 1998.

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended June 30, 2006.

How did the Fund perform during the past fiscal year?

The Fund advanced 16.10 percent (Class A shares, excluding sales charges) for the period while the S&P 500 Index, reflecting the performance of securities that generally represent the stock market, rose 8.64 percent. The Lipper Large-Cap Core Funds Universe Average, representing the Fund's peer group of funds with similar investment objectives, returned 7.47 percent.

Please note that Fund returns and peer group returns include applicable fees and expenses, whereas index returns do not include any such fees. Also, when sale charges are included, Fund performance is reduced.

What factors affected Fund performance during the fiscal year?

Energy, consumer discretionary and industrial stocks were the largest contributors to the Fund's overall outperformance over the fiscal year. We had higher-than-benchmark weightings in energy and industrials over the period, and a slightly less-than-market weighting in consumer discretionary stocks.

We feel that our decision to overweight energy and industrials enhanced our results.

Within energy, we emphasized the oil service group, which provides equipment, technology and intellectual expertise to those companies seeking to find and produce crude oil and natural gas. Two of these companies, Baker Hughes and Schlumberger, had the greatest positive impact on performance during the period among the Fund's holdings in this sector. Our performance within industrials was driven by stocks such as Caterpillar and Fluor that benefited from capital equipment orders and construction across the globe.

Consumer discretionary stocks were generally weak throughout much of the year on fears that consumer spending would be negatively impacted by a sagging housing market and high energy prices. However, some industries did quite well during the period. Our yearly results were boosted by holdings such as casino operators, for example.

Detractors from performance this past fiscal year included many technology and health care companies, led by pharmaceutical giant Pfizer, which faces a tough regulatory and pricing environment, and personal computer maker Dell, which appeared to lose market share to other computer makers.

What other market conditions or events influenced the Fund's return during the fiscal year?

As a result of the increased volatility in the equity market, coupled with uncertainty brought on by continued monetary tightening by the Federal Reserve, investors appear to have migrated to more defensive sectors, such as utilities and consumer staples. Health care, normally a more defensive sector, underperformed this past year as fears of slowing growth and pricing concerns prevailed. Given this, more cyclical sectors, including energy and industrials, managed to outperform the broader market, as energy and commodity prices remained elevated, providing a strong earnings outlook for these sectors. As such, we believe that the Fund benefited from large weightings and positive stock selection within these sectors. In addition to migrating to defensive sectors, investors began to favor large-cap holdings over their small-cap counterparts.

What strategies and techniques employed specifically affected Fund performance?

We sought companies where we felt market expectations were too low relative to the company's ability to generate cash. At the start of the fiscal year, it appeared that corporations were generally in excellent condition financially. Dividend increases, debt reduction, and stock repurchases were very prevalent, and have generally continued at attractive rates over the past 12 months. Our investment strategy was guided by our belief that there is a growing need for new capacity and capital investment to insure continued improvement in productivity. This strategy paid off in some economically sensitive sectors such as industrials, but was generally disappointing within the information technology sector.

What sectors and industries did you emphasize during the fiscal year?

The Fund has been overweight in sectors where we believe growth may be stronger and last longer than the market expects. Those sectors include industrials, energy and, to a lesser extent, materials. Within these, we maintain meaningful positions in what we feel are leading companies involved in the exploration and production of energy and other scarce resources that global developing economies require to expand. In addition, the Fund continues to hold significant positions in companies that enable the production or delivery of scarce resources. Meaningful sector underweights remain in health care and financials, as we feel the opportunity for stronger performance lies in energy and industrials. Within the remaining sectors, bottom-up stock selection is our steadfast focus as we continue to own companies where we feel market expectations are too low with regard to a company's growth.

What is your outlook for the year ahead?

We think the Federal Reserve may be nearing an end to its two-year long campaign to raise short-term borrowing rates. We think domestic inflation remains largely in check despite high energy prices. We feel that global growth may very well remain robust, with emerging economies such as China, India and Russia leading the charge. These countries continue to be a major source of demand for materials, capital goods and consumer goods, while simultaneously providing low-cost labor to the rest of the world. As such, we feel the Fund is well positioned to take advantage of long-term, secular trends through significant investments in the energy and industrial sectors.

Naturally, there are notable risks to domestic and global growth, including volatile commodity prices, and a geopolitical situation that remains tense in many areas critical to U.S. and global energy supply. Here at home, while the long anticipated housing slowdown appears to be taking hold, low unemployment and strong income growth continue to provide support to U.S. consumer spending. The call for the end of the U.S. consumer has been echoing for years now and while it remains an important risk, nothing looks to be changing dramatically right now. Terrorism continues to be a real and unpredictable threat across many developed nations. Despite a challenging and changing environment, we continue to seek attractive investment opportunities.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———	Waddell & Reed Advisors Core Investment Fund, Class A Shares[1]	$19,202
— — —	S&P 500 Index	$19,906
– – –	Lipper Large-Cap Core Funds Universe Average	$17,328



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 6-30-06	9.42%	10.88%	14.83%	16.43%
5-year period ended 6-30-06	1.45%	1.29%	1.55%	2.98%
10-year period ended 6-30-06	7.81%	—	—	8.72%
Since inception of Class[3] through 6-30-06	—	2.05%	2.11%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 10-4-99 for Class B shares and Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF CORE INVESTMENT FUND

Portfolio Highlights

On June 30, 2006, Waddell & Reed Advisors Core Investment Fund had net assets totaling $4,122,393,690 invested in a diversified portfolio of:

81.14%	Domestic Common Stocks
9.97%	Foreign Common Stocks
8.89%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on June 30, 2006, your Fund owned:



Technology Stocks	$19.66
Energy Stocks	$16.06
Financial Services Stocks	$11.02
Cash and Cash Equivalents	$ 8.89
Capital Goods Stocks	$ 7.72
Multi-Industry Stocks	$ 6.63
Health Care Stocks	$ 6.33
Consumer Nondurables Stocks	$ 6.06
Transportation Stocks	$ 4.69
Utilities Stocks	$ 4.01
Raw Materials Stocks	$ 3.47
Retail Stocks	$ 3.25
Consumer Services Stocks	$ 2.21

The Investments of Core Investment Fund

June 30, 2006

COMMON STOCKS	Shares	Value
Air Transportation – 1.23%		
AMR Corporation*	1,986,800	$ 50,504,456
Aircraft – 6.93%		
Boeing Company (The)	1,473,000	120,653,430
L–3 Communications Holdings, Inc.	513,200	38,705,544
United Technologies Corporation.	1,990,500	126,237,510
		285,596,484
Beverages – 2.96%		
PepsiCo, Inc.	2,033,200	122,073,328
Capital Equipment – 4.09%		
Caterpillar Inc.	1,237,200	92,146,656
Deere & Company	917,200	76,577,028
		168,723,684
Chemicals – Specialty – 2.96%		
Air Products and Chemicals, Inc.	1,911,050	122,154,316
Communications Equipment – 1.39%		
Corning Incorporated*	2,368,200	57,286,758
Computers – Main and Mini – 1.46%		
Hewlett-Packard Company.	1,895,700	60,055,776
Computers – Peripherals – 4.75%		
Adobe Systems Incorporated*	1,882,400	57,253,196
Electronic Arts Inc.*	950,900	40,879,191
SAP Aktiengesellschaft, ADR	1,858,900	97,629,428
		195,761,815
Defense – 3.74%		
General Dynamics Corporation	2,352,500	153,994,650
Electrical Equipment – 2.09%		
Emerson Electric Co.	500,800	41,972,048
Rockwell Automation, Inc.	613,300	44,163,733
		86,135,781
Electronic Components – 1.39%		
Advanced Micro Devices, Inc.*	2,345,300	57,272,226

See Notes to Schedule of Investments on page 39.

The Investments of Core Investment Fund

June 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Finance Companies – 3.17%		
SLM Corporation	2,468,700	$ 130,643,604
Food and Related – 2.38%		
Campbell Soup Company	1,400,600	51,976,266
Kellogg Company.	951,000	46,056,930
		98,033,196
Health Care – Drugs – 2.38%		
Amgen Inc.*	632,600	41,375,203
Genentech, Inc.*	410,100	33,546,180
Novartis AG, Registered Shares (A)	427,700	23,159,576
		98,080,959
Health Care – General – 2.49%		
Johnson & Johnson	1,715,800	102,810,736
Hospital Supply and Management – 1.46%		
Medtronic, Inc.	1,280,300	60,071,676
Hotels and Gaming – 2.21%		
Marriott International, Inc., Class A	1,852,400	70,613,488
Starwood Hotels & Resorts Worldwide, Inc.	339,500	20,485,430
		91,098,918
Household – General Products – 0.72%		
Colgate-Palmolive Company	498,300	29,848,170
Insurance – Life – 0.71%		
Aflac Incorporated	630,000	29,200,500
Insurance – Property and Casualty – 4.80%		
ACE Limited	1,804,200	91,274,478
Berkshire Hathaway Inc., Class A*	1,163	106,599,417
		197,873,895
Mining – 0.51%		
Phelps Dodge Corporation.	257,500	21,156,200
Multiple Industry – 6.63%		
Altria Group, Inc.	364,000	26,728,520
General Electric Company	4,988,500	164,420,960
Las Vegas Sands, Inc.*	1,054,850	82,130,621
		273,280,101

See Notes to Schedule of Investments on page 39.

The Investments of Core Investment Fund

June 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Non-Residential Construction – 1.54%		
Fluor Corporation	683,350	$ 63,503,716
Petroleum – International – 3.55%		
Exxon Mobil Corporation	2,384,240	146,273,124
Petroleum – Services – 12.51%		
Baker Hughes Incorporated.	1,882,600	154,090,810
Nabors Industries Ltd.*.	868,300	29,339,857
Schlumberger Limited	1,750,200	113,955,522
Smith International, Inc.	1,464,500	65,126,315
Transocean Inc.*.	494,100	39,686,112
Weatherford International Ltd.*	2,282,900	113,277,498
		515,476,114
Railroad – 2.28%		
Union Pacific Corporation	1,010,750	93,959,320
Retail – General Merchandise – 1.76%		
Kohl's Corporation*.	1,229,100	72,664,392
Retail – Specialty Stores – 1.49%		
Best Buy Co., Inc.	1,121,950	61,527,738
Security and Commodity Brokers – 2.34%		
Marsh & McLennan Companies, Inc.	1,398,000	37,592,220
Morgan (J.P.) Chase & Co.	1,404,600	58,993,200
		96,585,420
Trucking and Shipping – 1.18%		
United Parcel Service, Inc., Class B	591,700	48,714,661
Utilities – Electric – 1.02%		
Dominion Resources, Inc.	562,750	42,088,073
Utilities – Telephone – 2.99%		
AT&T Inc.	2,410,100	67,217,689
UBS AG (A)	512,000	56,118,768
		123,336,457
TOTAL COMMON STOCKS – 91.11%		**$3,755,786,244**
(Cost: $2,821,364,440)		

See Notes to Schedule of Investments on page 39.

The Investments of Core Investment Fund

June 30, 2006

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Certificate of Deposit – 0.21%		
Banks		
Wells Fargo & Company,		
5.21%, 7–6–06	$ 8,500	$ 8,500,000
Commercial Paper		
Banks – 0.24%		
Lloyds TSB Bank PLC,		
5.16%, 7–5–06	10,000	9,994,267
Beverages – 0.61%		
Anheuser-Busch Companies, Inc.,		
5.2%, 7–3–06	15,000	14,995,667
PepsiCo, Inc.,		
5.21%, 7–10–06	10,000	9,986,975
		24,982,642
Capital Equipment – 1.11%		
Caterpillar Inc.:		
5.19%, 7–7–06	7,900	7,893,167
5.22%, 7–7–06	3,153	3,150,257
5.26%, 7–7–06	4,114	4,110,393
Deere (John) Capital Corporation:		
5.1%, 7–11–06	20,300	20,271,242
5.2%, 7–13–06	10,300	10,282,147
		45,707,206
Containers – 0.05%		
Bemis Company, Inc.,		
5.3%, 7–18–06	2,050	2,044,869
Electrical Equipment – 0.16%		
Emerson Electric Co.,		
5.2%, 7–11–06	6,691	6,681,335
Finance Companies – 0.65%		
Ciesco, LLC,		
5.1%, 7–25–06	634	631,844
Kitty Hawk Funding Corp.,		
5.25%, 7–5–06	15,000	14,991,250
PACCAR Financial Corp.,		
5.2%, 7–3–06	3,000	2,999,133

See Notes to Schedule of Investments on page 39.

The Investments of Core Investment Fund

June 30, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Finance Companies (Continued)		
Three Pillars Funding LLC:		
5.25%, 7–5–06	$ 3,181	$ 3,179,144
5.17%, 7–20–06	5,000	4,986,357
		26,787,728
Food and Related – 1.37%		
General Mills, Inc.:		
5.19%, 7–5–06	10,000	9,994,233
5.3%, 7–13–06	12,189	12,167,466
Hershey Foods Corporation,		
5.2%, 7–19–06	5,000	4,987,000
Kellogg Co.,		
5.21%, 7–14–06	12,000	11,977,423
McCormick & Co. Inc.,		
5.17%, 7–5–06	5,000	4,997,128
Sara Lee Corporation:		
5.3%, 7–5–06	2,000	1,998,822
5.28%, 7–11–06	10,500	10,484,600
		56,606,672
Forest and Paper Products – 0.09%		
Kimberly-Clark Corporation,		
5.22%, 7–6–06	3,500	**3,497,462**
Household – General Products – 0.36%		
Clorox Co.,		
5.35%, 7–5–06	5,000	4,997,028
Colgate-Palmolive Company,		
5.2%, 7–20–06	1,000	997,256
Fortune Brands Inc.,		
5.37%, 7–10–06	9,000	8,987,918
		14,982,202
Mining – 0.22%		
BHP Billiton Finance (USA) Limited		
(BHP Billiton Limited):		
5.1%, 7–28–06	7,250	7,222,269
5.11%, 7–28–06	2,000	1,992,335
		9,214,604
Publishing – 0.17%		
Gannett Co., Inc.,		
5.21%, 7–5–06	7,000	**6,995,948**

See Notes to Schedule of Investments on page 39.

The Investments of Core Investment Fund

June 30, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Utilities – Electric – 0.80%		
PacifiCorp:		
5.17%, 7–7–06	$10,000	$ 9,991,383
5.3%, 7–13–06	20,000	19,964,667
Wisconsin Electric Power Co.,		
5.27%, 7–5–06	3,000	2,998,243
		32,954,293
Utilities – Telephone – 0.97%		
BellSouth Corporation:		
5.18%, 7–6–06	10,000	9,992,806
5.18%, 7–6–06	5,000	4,996,403
British Telecommunications PLC,		
5.28%, 7–7–06	20,000	19,982,400
Verizon Communications Inc.,		
5.27%, 7–6–06	5,000	4,996,340
		39,967,949
Total Commercial Paper – 6.80%		**280,417,177**
Commercial Paper (back by irrevocable bank letter of credit) – 0.11%		
Finance Companies		
Vehicle Services of America Ltd. (Bank of America, N.A.),		
5.2%, 7–18–06	4,500	**4,488,950**
Municipal Obligations – Taxable		
California – 0.22%		
County of Sacramento, Taxable Pension Funding Bonds, Series 1995B (Bayerische Landesbank Girozentrale, New York Branch),		
5.43%, 7–5–06	9,000	**9,000,000**
Georgia – 0.05%		
Municipal Electric Authority of Georgia, General Resolution Projects Bond Anticipation Notes, Series B (Taxable),		
5.22%, 8–2–06	2,000	**2,000,000**
Washington – 0.02%		
Washington State Housing Finance Commission, Taxable Variable Rate Demand Multifamily Revenue Bonds (Springfield Meadows Apartments Project), Series 2001B (U.S. Bank, National Association),		
5.35%, 7–3–06	1,010	**1,010,000**

See Notes to Schedule of Investments on page 39.

The Investments of Core Investment Fund

June 30, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Municipal Obligations – Taxable (Continued)		
Wisconsin – 0.08%		
Town of Wood River, Wisconsin, Taxable Variable Rate Demand Industrial Development Revenue Bonds (Burnett Dairy Cooperative Project), Series 2001B (U. S. Bank, National Association),		
5.35%, 7–3–06	$3,340	$ 3,340,000
Total Municipal Obligations – Taxable – 0.37%		15,350,000
Notes		
Health Care – General – 0.24%		
ACTS Retirement – Life Communities, Inc., Variable Rate Demand Bonds, Series 2003A (Bank of America, N.A.),		
5.34%, 7–6–06	9,680	9,680,000
Retail – General Merchandise – 0.15%		
Service Oil, Inc., Taxable Variable Rate Demand Bonds (Service Oil, Inc.), Series 2002 (U.S. Bank, National Association),		
5.35%, 7–3–06	6,315	6,315,000
Total Notes – 0.39%		15,995,000
United States Government Agency Obligations – 0.19%		
Overseas Private Investment Corporation:		
5.35%, 7–5–06	5,000	5,000,000
5.35%, 7–5–06	3,074	3,074,000
		8,074,000
TOTAL SHORT-TERM SECURITIES – 8.07%		$ 332,825,127
(Cost: $332,825,127)		
TOTAL INVESTMENT SECURITIES – 99.18%		$4,088,611,371
(Cost: $3,154,189,567)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.82%		33,782,319
NET ASSETS – 100.00%		$4,122,393,690

See Notes to Schedule of Investments on page 39.

The Investments of Core Investment Fund

June 30, 2006

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definition of this acronym is as follows: ADR – American Depositary Receipts.

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside of the United States.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

CORE INVESTMENT FUND
June 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $3,154,190) (Notes 1 and 3)	$4,088,611
Cash	18
Receivables:	
Investment securities sold	44,153
Dividends and interest	4,643
Fund shares sold	1,631
Prepaid and other assets	131
Total assets	4,139,187

LIABILITIES

Payable to Fund shareholders	8,857
Payable for investment securities purchased	6,035
Accrued shareholder servicing (Note 2)	814
Accrued service fee (Note 2)	806
Accrued management fee (Note 2)	70
Accrued accounting services fee (Note 2)	22
Accrued distribution fee (Note 2)	20
Other	169
Total liabilities	16,793
Total net assets	$4,122,394

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 616,927
Additional paid-in capital	2,239,481
Accumulated undistributed income:	
Accumulated undistributed net investment income	13,646
Accumulated undistributed net realized gain on investment transactions	317,911
Net unrealized appreciation in value of investments	934,429
Net assets applicable to outstanding units of capital	$4,122,394
Net asset value per share (net assets divided by shares outstanding):	
Class A	$6.69
Class B	$6.33
Class C	$6.35
Class Y	$6.69
Capital shares outstanding:	
Class A	594,051
Class B	12,676
Class C	3,216
Class Y	6,984
Capital shares authorized	1,680,000

See Notes to Financial Statements.

Statement of Operations

CORE INVESTMENT FUND
For the Fiscal Year Ended June 30, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $432)	$ 45,882
Interest and amortization	11,723
Total income	57,605

Expenses (Note 2):

Accounting services fee	260
Audit fees	36
Custodian fees	158
Distribution fee:	
Class A	155
Class B	617
Class C	156
Investment management fee	25,783
Legal fees	35
Service fee:	
Class A	9,774
Class B	205
Class C	52
Shareholder servicing:	
Class A	7,770
Class B	438
Class C	103
Class Y	78
Other	686
Total expenses	46,306
Net investment income	11,299

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	652,467
Realized net gain on swap agreements	27,778
Realized net gain on foreign currency transactions	15
Realized net gain on investments	680,260
Unrealized depreciation in value of investments during the period	(72,302)
Net gain on investments	607,958
Net increase in net assets resulting from operations	$619,257

See Notes to Financial Statements.

Statement of Changes in Net Assets

CORE INVESTMENT FUND
(In Thousands)

	For the fiscal year ended June 30,	
	2006	**2005**
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 11,299	$ 18,090
Realized net gain on investments	680,260	447,137
Unrealized depreciation.	(72,302)	(27,252)
Net increase in net assets resulting from operations.	619,257	437,975
Distributions to shareholders from (Note 1E):[1]		
Net investment income:		
Class A	(12,003)	(16,693)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(292)	(503)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(12,295)	(17,196)
Capital share transactions (Note 5)	(561,908)	(640,752)
Total increase (decrease)	45,054	(219,973)
NET ASSETS		
Beginning of period.	4,077,340	4,297,313
End of period.	$4,122,394	$4,077,340
Undistributed net investment income	$ 13,646	$ 3,186

(1)See "Financial Highlights" on pages 43 - 46.

Financial Highlights

CORE INVESTMENT FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$5.78	$5.22	$4.69	$4.95	$6.27
Income (loss) from investment operations:					
Net investment income	0.02	0.02	0.03	0.03	0.01
Net realized and unrealized gain (loss) on investments.	0.91	0.56	0.53	(0.26)	(1.06)
Total from investment operations	0.93	0.58	0.56	(0.23)	(1.05)
Less distributions from:					
Net investment income	(0.02)	(0.02)	(0.03)	(0.03)	(0.01)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.26)
Total distributions	(0.02)	(0.02)	(0.03)	(0.03)	(0.27)
Net asset value, end of period	$6.69	$5.78	$5.22	$4.69	$4.95
Total return[1]	16.10%	11.18%	11.90%	−4.84%	−17.06%
Net assets, end of period (in millions)	$3,975	$3,915	$4,079	$4,310	$5,348
Ratio of expenses to average net assets	1.09%	1.12%	1.13%	1.13%	1.04%
Ratio of net investment income to average net assets	0.30%	0.46%	0.53%	0.60%	0.20%
Portfolio turnover rate.	63%	51%	49%	41%	27%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

CORE INVESTMENT FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$5.51	$5.01	$4.54	$4.82	$6.16
Income (loss) from investment operations:					
Net investment loss.	(0.09)	(0.05)	(0.04)	(0.03)	(0.03)
Net realized and unrealized gain (loss) on investments.	0.91	0.55	0.51	(0.25)	(1.05)
Total from investment operations	0.82	0.50	0.47	(0.28)	(1.08)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.26)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.26)
Net asset value, end of period	$6.33	$5.51	$5.01	$4.54	$4.82
Total return	14.88%	9.98%	10.35%	−5.81%	−18.05%
Net assets, end of period (in millions)	$80	$81	$82	$82	$88
Ratio of expenses to average net assets	2.19%	2.26%	2.30%	2.35%	2.17%
Ratio of net investment loss to average net assets	−0.80%	−0.68%	−0.65%	−0.61%	−0.92%
Portfolio turnover rate.	63%	51%	49%	41%	27%

See Notes to Financial Statements.

Financial Highlights

CORE INVESTMENT FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$5.53	$5.02	$4.55	$4.82	$6.16
Income (loss) from investment operations:					
Net investment loss.	(0.07)	(0.06)	(0.06)	(0.02)	(0.01)
Net realized and unrealized gain (loss) on investments.	0.89	0.57	0.53	(0.25)	(1.07)
Total from investment operations	0.82	0.51	0.47	(0.27)	(1.08)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.26)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(0.26)
Net asset value, end of period	$6.35	$5.53	$5.02	$4.55	$4.82
Total return	14.83%	10.16%	10.33%	−5.60%	−18.05%
Net assets, end of period (in millions)	$20	$20	$21	$24	$26
Ratio of expenses to average net assets	2.15%	2.21%	2.21%	2.20%	2.11%
Ratio of net investment loss to average net assets	−0.77%	−0.64%	−0.54%	−0.45%	−0.85%
Portfolio turnover rate.	63%	51%	49%	41%	27%

See Notes to Financial Statements.

Financial Highlights

CORE INVESTMENT FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	2005	2004	2003	2002
Net asset value, beginning of period	$5.78	$5.22	$4.69	$4.96	$6.27
Income (loss) from investment operations:					
Net investment income	0.05	0.06	0.04	0.04	0.03
Net realized and unrealized gain (loss) on investments.	0.90	0.54	0.53	(0.27)	(1.05)
Total from investment operations	0.95	0.60	0.57	(0.23)	(1.02)
Less distributions from:					
Net investment income	(0.04)	(0.04)	(0.04)	(0.04)	(0.03)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.26)
Total distributions	(0.04)	(0.04)	(0.04)	(0.04)	(0.29)
Net asset value, end of period	$6.69	$5.78	$5.22	$4.69	$4.96
Total return	16.43%	11.50%	12.28%	−4.52%	−16.78%
Net assets, end of period (in millions)	$47	$61	$115	$107	$132
Ratio of expenses to average net assets	0.80%	0.80%	0.80%	0.80%	0.77%
Ratio of net investment income to average net assets.	0.55%	0.73%	0.85%	0.94%	0.48%
Portfolio turnover rate.	63%	51%	49%	41%	27%

See Notes to Financial Statements.

Manager's Discussion of Science and Technology Fund

June 30, 2006



An interview with Zachary H. Shafran, portfolio manager of Waddell & Reed Advisors Science and Technology Fund

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended June 30, 2006.

How did the Fund perform during the last fiscal year?

The Fund rose 13.16 percent during the period (Class A shares, excluding sales charges), compared with a 4.37 percent rise in the Goldman Sachs Technology Industry Composite Index, which reflects the performance of securities that generally represent the technology sector of the stock market. The Lipper Science & Technology Funds Universe Average, generally reflecting the performance of funds with similar investment objectives, increased 9.08 percent for the fiscal year.

Please note that Fund returns and peer group returns include applicable fees and expenses, whereas unmanaged indexes do not include any fees. Also, when sales charges are included, Fund performance is reduced.

What factors affected the Fund's performance during the fiscal year?

On average, we invested more than half of the portfolio in information technology stocks, while an additional third of the portfolio was invested in health care stocks. Our weighting in technology was more than triple that of the broad stock market. A primary contributor to performance from the technology sector was Alliance Data Systems Corporation, a provider of gift card services, loyalty programs solutions, payment processing and business process outsourcing. One leading detractor from our yearly results within technology was Advanced Micro Devices, Inc., which fell despite success at gaining market share from rival semiconductor maker Intel, which also declined and was a very minor portfolio holding.

This past year our health care and biotechnology selections delivered mixed results. For example, one managed care firm – Wellcare Health Plans, Inc. – was among our top contributors while another – Triad Hospitals, Inc. – was a leading source of performance disappointment.

The balance of the portfolio was invested in a variety of companies that we believed were effectively using science and technology to enhance their business. Two of the biggest non-technology, non-health care-related contributors to our results were Archer Daniels Midland Company, an agribusiness firm that's benefiting from the increased use of ethanol as an alternative fuel in cars, and Chicago Mercantile Exchange Holdings Inc., the global futures trading powerhouse. During the fiscal year, one negative for the portfolio outside of the technology and health care sectors was stock selection within the consumer discretionary area.

What other market conditions and events influenced the Fund's performance during the fiscal year?

An important and encouraging aspect of our strategy is that we believe it has the capability to be responsive to most macroeconomic environments. The year had some significant headwinds, including rising interest rates, questions regarding Federal Reserve credibility, record gas prices, natural disasters, the Gulf Coast hurricanes and the ongoing war in Iraq. All of these contributed to what proved to be a difficult year for the markets overall. At the same time, this environment provided significant investment opportunities that we feel we succeeded in exploiting, especially during the first half of the fiscal year. We were generally effective in making timely buy and sell decisions.

What strategies and techniques did you employ that specifically affected the Fund's performance?

Our stock selection philosophy has two main tenets, and these continue to be our most important focus. First, we aim to identify the strongest secular trends within industries. Second, we then apply bottom up research to specific companies in order to attempt to identify the right stocks. Important long-term themes identified during the year that helped performance included the shift toward internet advertising, open source software adoption and modernization of the health care system. Many businesses expanded their internet advertising presence to a greater degree than traditional print vehicles, such as newspapers and magazines. During the first half of the fiscal year, health care providers generally benefited from Medicare and Medicaid program changes as well as increased efficiency of operations. This past spring, however, this sector's short-term business prospects appeared to weaken.

What is your outlook for the next 12 months?

The initial outlook for the balance of calendar year 2006 seems reasonably favorable, in our view. Federal Reserve interest rate increases look to be getting closer to ending and we believe that inflation comparisons should ease. Strength in emerging markets gross domestic product (GDP) growth remains an important factor that we expect may play a larger role in the composition of the Fund's portfolio over time.

A relatively positive macro outlook may well make it more comforting, but it in no way changes what we do. We intend to continue to focus on stock selection, seeking to identify stocks that are benefiting from the world's strongest long-term growth trends in an effort to produce competitive returns.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

————	Waddell & Reed Advisors Science and Technology Fund, Class A Shares[1]	$32,122
— — —	Goldman Sachs Technology Industry Composite Index	$16,063
— — —	Lipper Science & Technology Funds Universe Average	$17,138



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class Y
1-year period ended 6-30-06	6.66%	7.83%	11.80%	13.54%
5-year period ended 6-30-06	4.84%	4.50%	4.70%	6.51%
10-year period ended 6-30-06	11.89%	—	—	12.91%
Since inception of Class[3] through 6-30-06	—	5.44%	5.48%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 10-4-99 for Class B shares and Class C shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF SCIENCE AND TECHNOLOGY FUND

Portfolio Highlights

On June 30, 2006, Waddell & Reed Advisors Science and Technology Fund had net assets totaling $2,423,879,223 invested in a diversified portfolio of:

84.37%	Domestic Common Stocks
12.32%	Foreign Common Stocks
3.31%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on June 30, 2006, your Fund was invested by industry and geographic region respectively, as follows:



Health Care Stocks	$30.24
Technology Stocks	$27.88
Business Equipment and Services Stocks	$22.79
Consumer Goods Stocks	$ 6.46
Miscellaneous Stocks	$ 5.25
Energy Stocks	$ 4.07
Cash and Cash Equivalents	$ 3.31

United States	$84.37
Pacific Basin	$ 7.03
Cash and Cash Equivalents	$ 3.31
Other North America	$ 2.57
Europe	$ 1.71
Other	$ 1.01

The Investments of Science and Technology Fund

June 30, 2006

COMMON STOCKS	Shares	Value
Business Equipment and Services – 14.24%		
CBOT Holdings, Inc., Class A*....................	160,200	$ 19,158,318
CheckFree Corporation*	1,552,900	77,023,840
Cogent, Inc.*...................................	1,117,200	16,785,930
Euronet Worldwide, Inc.*	1,956,950	74,559,795
Global Cash Access, Inc.*	1,562,200	24,417,186
Headwaters Incorporated*.......................	584,700	14,944,932
Satyam Computer Services (Shanghai) Co., Ltd.	1,551,800	51,426,652
Telvent GIT, S.A.*...............................	1,139,900	14,539,424
VeriFone Holdings, Inc.*.........................	1,719,100	52,398,168
		345,254,245
Chemicals – Petroleum and Inorganic – 0.53%		
Monsanto Company............................	153,200	**12,897,908**
Chemicals – Specialty – 0.46%		
VeraSun Energy Corporation*	425,000	**11,152,000**
Communications Equipment – 1.81%		
Comtech Telecommunications Corp.*	447,400	13,111,057
Juniper Networks, Inc.*	1,915,500	30,648,000
		43,759,057
Computers – Peripherals – 9.17%		
Aspen Technology, Inc.*........................	4,456,500	58,558,410
Lawson Software, Inc.*..........................	2,778,700	18,881,267
Oracle Corporation*............................	2,049,000	29,843,685
Symbol Technologies, Inc.	8,302,279	89,581,590
Synaptics Incorporated*........................	1,188,100	25,437,221
		222,302,173
Consumer Electronics – 2.57%		
Research In Motion Limited*	893,200	**62,300,700**
Defense – 2.45%		
ESCO Technologies Inc.*........................	1,112,500	**59,463,125**
Electronic Components – 12.82%		
Advanced Micro Devices, Inc.*	1,597,500	39,010,950
Broadcom Corporation, Class A*..................	403,500	12,127,193
Cypress Semiconductor Corporation*	2,313,300	33,635,382
MediaTek Incorporation (A)	2,177,000	20,171,415
Microchip Technology Incorporated	542,500	18,230,713
Micron Technology, Inc.*........................	1,459,800	21,984,588

See Notes to Schedule of Investments on page 54.

The Investments of Science and Technology Fund

June 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Electronic Components (Continued)		
Saifun Semiconductors Ltd.*	852,100	$ 24,391,363
Samsung Electronics Co., Ltd. (A)	113,100	71,883,320
SanDisk Corporation*	371,600	18,975,754
Volterra Semiconductor Corporation*	1,793,677	27,559,847
Xilinx, Inc.	1,005,600	22,842,204
		310,812,729
Electronic Instruments – 1.63%		
ASML Holding N.V., NY Registery Shares*	1,331,600	26,918,294
SiRF Technology Holdings, Inc.*	387,200	12,465,904
		39,384,198
Food and Related – 3.89%		
Archer Daniels Midland Company	2,282,100	**94,205,088**
Health Care – Drugs – 4.86%		
Affymetrix, Inc.*	1,447,300	38,541,599
Genzyme Corporation*	1,085,300	66,246,712
Nuvelo, Inc.*	790,300	13,118,980
		117,907,291
Health Care – General – 3.45%		
Advanced Medical Optics, Inc.*	1,260,900	63,927,630
FoxHollow Technologies, Inc.*	207,600	5,672,670
Radiation Therapy Services, Inc.*	240,800	6,481,132
Volcano Corporation*	821,000	7,430,050
		83,511,482
Hospital Supply and Management – 21.93%		
Cerner Corporation*	3,913,533	145,544,292
HealthSouth Corporation*	6,170,700	23,695,488
Triad Hospitals, Inc.*	2,973,700	117,699,046
UnitedHealth Group Incorporated	1,090,000	48,810,200
WellCare Health Plans, Inc.*	2,691,100	131,998,455
WellPoint, Inc.*	876,400	63,775,628
		531,523,109
Multiple Industry – 1.68%		
Himax Technologies, Inc., ADR*	4,703,800	27,070,369
Nextest Systems Corporation*	464,300	7,739,881
Technology Investment Capital Corp.	401,543	5,824,381
		40,634,631
Petroleum – International – 4.07%		
Noble Energy, Inc.	2,106,800	**98,724,648**
Security and Commodity Brokers – 1.10%		
Chicago Mercantile Exchange Holdings Inc.	54,200	**26,620,330**

See Notes to Schedule of Investments on page 54.

The Investments of Science and Technology Fund

June 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Timesharing and Software – 8.55%		
Alliance Data Systems Corporation*	3,056,650	$ 179,792,153
Google Inc., Class A*	65,500	27,465,788
		207,257,941
Utilities – Electric – 0.45%		
Plug Power Inc.*	2,315,300	**10,997,675**
Utilities – Telephone – 1.03%		
ALLTEL Corporation.	390,900	**24,951,147**
TOTAL COMMON STOCKS – 96.69%		**$2,343,659,477**
(Cost: $1,879,181,672)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Certificate of Deposit – 0.41%		
Banks		
Wells Fargo & Company,		
5.21%, 7–6–06	$10,000	**10,000,000**
Commercial Paper		
Banks – 0.57%		
Lloyds TSB Bank PLC,		
5.16%, 7–5–06	13,849	**13,841,060**
Capital Equipment – 0.33%		
Caterpillar Inc.,		
5.19%, 7–7–06	5,000	4,995,675
Deere (John) Capital Corporation,		
5.09%, 7–5–06	2,940	2,938,337
		7,934,012
Electrical Equipment – 0.24%		
Emerson Electric Co.,		
5.2%, 7–11–06	5,742	**5,733,706**
Finance Companies – 0.47%		
Kitty Hawk Funding Corp.,		
5.23%, 7–19–06	7,000	6,981,695
Three Pillars Funding LLC,		
5.17%, 7–20–06	4,419	4,406,942
		11,388,637

See Notes to Schedule of Investments on page 54.

The Investments of Science and Technology Fund

June 30, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Food and Related – 0.71%		
General Mills, Inc.,		
5.19%, 7–5–06	$ 3,102	$ 3,100,211
Kellogg Co.,		
5.21%, 7–14–06	12,120	12,097,198
Sara Lee Corporation,		
5.3%, 7–5–06	2,000	1,998,822
		17,196,231
Utilities – Telephone – 0.62%		
Verizon Communications Inc.,		
5.27%, 7–10–06	15,000	**14,980,238**
Total Commercial Paper – 2.94%		**71,073,884**
Notes – 0.22%		
Non-Residential Construction		
Healthcare Property Group, LLC, Taxable Variable		
Rate Bonds, Series 2005 (SunTrust Bank),		
5.36%, 7–5–06	5,400	**5,400,000**
TOTAL SHORT-TERM SECURITIES – 3.57%		$ **86,473,884**
(Cost: $86,473,884)		
TOTAL INVESTMENT SECURITIES – 100.26%		**$2,430,133,361**
(Cost: $1,965,655,556)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.26%)		**(6,254,138)**
NET ASSETS – 100.00%		**$2,423,879,223**

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definition of this acronym is as follows: ADR – American Depositary Receipts.

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside of the United States.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

SCIENCE AND TECHNOLOGY FUND

June 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $1,965,656) (Notes 1 and 3). . . .	$2,430,133
Cash	2,830
Receivables:	
Fund shares sold.	1,205
Dividends and interest.	190
Prepaid and other assets	73
Total assets	2,434,431

LIABILITIES

Payable for investment securities purchased	4,736
Payable to Fund shareholders	4,559
Accrued shareholder servicing (Note 2).	602
Accrued service fee (Note 2)	463
Accrued management fee (Note 2)	55
Accrued accounting services fee (Note 2)	22
Accrued distribution fee (Note 2)	13
Other	102
Total liabilities.	10,552
Total net assets	$2,423,879

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 218,651
Additional paid-in capital	1,594,299
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(153)
Accumulated undistributed net realized gain on	
investment transactions	146,604
Net unrealized appreciation in value of investments.	464,478
Net assets applicable to outstanding units of capital.	$2,423,879
Net asset value per share (net assets divided by shares outstanding):	
Class A	$11.13
Class B	$10.02
Class C	$10.05
Class Y	$11.60
Capital shares outstanding:	
Class A	207,752
Class B	7,978
Class C	1,491
Class Y	1,430
Capital shares authorized	565,000

See Notes to Financial Statements.

Statement of Operations

SCIENCE AND TECHNOLOGY FUND
For the Fiscal Year Ended June 30, 2006
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):	
Interest and amortization.	$ 8,992
Dividends (net of foreign withholding taxes of $305)	4,814
Total income	13,806
Expenses (Note 2):	
Accounting services fee	260
Audit fees.	32
Custodian fees.	170
Distribution fee:	
Class A	105
Class B	620
Class C	105
Investment management fee.	20,606
Legal fees	48
Service fee:	
Class A	5,804
Class B	206
Class C	35
Shareholder servicing:	
Class A	5,413
Class B	506
Class C	84
Class Y	26
Other	405
Total expenses	34,425
Net investment loss	(20,619)

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities.	305,881
Realized net gain on written options.	1,520
Realized net loss on foreign currency transactions	(119)
Realized net gain on investments	307,282
Unrealized appreciation in value of investments during the period	10,277
Net gain on investments.	317,559
Net increase in net assets resulting from operations	$296,940

See Notes to Financial Statements.

Statement of Changes in Net Assets

SCIENCE AND TECHNOLOGY FUND
(In Thousands)

	For the fiscal year ended June 30,	
	2006	**2005**
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (20,619)	$ (18,573)
Realized net gain on investments	307,282	166,501
Unrealized appreciation.	10,277	128,496
Net increase in net assets resulting from operations.	296,940	276,424
Distributions to shareholders from (Note 1E):[1]		
Net investment income:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
Realized gains on investment transactions:		
Class A	(212,767)	(—)
Class B	(8,146)	(—)
Class C	(1,334)	(—)
Class Y	(1,419)	(—)
	(223,666)	(—)
Capital share transactions (Note 5)	69,741	(164,439)
Total increase	143,015	111,985
NET ASSETS		
Beginning of period.	2,280,864	2,168,879
End of period.	$2,423,879	$2,280,864
Undistributed net investment loss	$ (153)	$ (109)

(1)See "Financial Highlights" on pages 58 - 61.

See Notes to Financial Statements.

Financial Highlights

SCIENCE AND TECHNOLOGY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$10.80	$ 9.51	$7.36	$7.30	$9.26
Income (loss) from investment operations:					
Net investment loss.	(0.09)	(0.08)	(0.09)	(0.04)	(0.03)
Net realized and unrealized gain (loss) on investments.	1.50	1.37	2.24	0.10	(1.76)
Total from investment operations	1.41	1.29	2.15	0.06	(1.79)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)
Capital gains	(1.08)	(0.00)	(0.00)	(0.00)	(0.16)
Total distributions	(1.08)	(0.00)	(0.00)	(0.00)	(0.17)
Net asset value, end of period.	$11.13	$10.80	$9.51	$7.36	$7.30
Total return[1]	13.16%	13.56%	29.21%	0.82%	−19.74%
Net assets, end of period (in millions)	$2,312	$2,179	$2,075	$1,693	$1,912
Ratio of expenses to average net assets	1.35%	1.40%	1.42%	1.48%	1.38%
Ratio of net investment loss to average net assets	−0.79%	−0.82%	−1.05%	−0.66%	−0.38%
Portfolio turnover rate.	92%	96%	125%	90%	70%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

SCIENCE AND TECHNOLOGY FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$ 9.93	$ 8.85	$6.95	$7.00	$9.00
Income (loss) from investment operations:					
Net investment loss.	(0.18)	(0.20)	(0.17)	(0.13)	(0.13)
Net realized and unrealized gain (loss) on investments.	1.35	1.28	2.07	0.08	(1.71)
Total from investment operations	1.17	1.08	1.90	(0.05)	(1.84)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(1.08)	(0.00)	(0.00)	(0.00)	(0.16)
Total distributions	(1.08)	(0.00)	(0.00)	(0.00)	(0.16)
Net asset value, end of period	$10.02	$ 9.93	$8.85	$6.95	$7.00
Total return	11.83%	12.20%	27.34%	–0.71%	–20.83%
Net assets, end of period (in millions)	$80	$76	$70	$51	$49
Ratio of expenses to average net assets	2.49%	2.64%	2.76%	3.05%	2.83%
Ratio of net investment loss to average net assets	–1.93%	–2.07%	–2.40%	–2.23%	–1.84%
Portfolio turnover rate	92%	96%	125%	90%	70%

See Notes to Financial Statements.

Financial Highlights

SCIENCE AND TECHNOLOGY FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	2005	2004	2003	2002
Net asset value, beginning of period	$ 9.96	$8.87	$6.96	$7.01	$9.01
Income (loss) from investment operations:					
Net investment loss.	(0.20)[(1)]	(0.19)	(0.14)	(0.14)	(0.14)
Net realized and unrealized gain (loss) on investments.	1.37[(1)]	1.28	2.05	0.09	(1.70)
Total from investment operations	1.17	1.09	1.91	(0.05)	(1.84)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(1.08)	(0.00)	(0.00)	(0.00)	(0.16)
Total distributions	(1.08)	(0.00)	(0.00)	(0.00)	(0.16)
Net asset value, end of period	$10.05	$9.96	$8.87	$6.96	$7.01
Total return	11.80%	12.29%	27.44%	–0.71%	–20.80%
Net assets, end of period (in millions)	$15	$12	$11	$7	$7
Ratio of expenses to average net assets	2.47%	2.62%	2.71%	3.03%	2.80%
Ratio of net investment loss to average net assets	–1.91%	–2.05%	–2.35%	–2.21%	–1.82%
Portfolio turnover rate.	92%	96%	125%	90%	70%

(1)Based on average weekly shares outstanding.

See Notes to Financial Statements.

Financial Highlights

SCIENCE AND TECHNOLOGY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	2005	2004	2003	2002
Net asset value, beginning of period	$11.18	$ 9.80	$7.56	$7.47	$9.44
Income (loss) from investment operations:					
Net investment income (loss)	(0.09)	(0.03)	(0.17)	0.16	0.05
Net realized and unrealized gain (loss) on investments.	1.59	1.41	2.41	(0.07)	(1.84)
Total from investment operations	1.50	1.38	2.24	0.09	(1.79)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Capital gains	(1.08)	(0.00)	(0.00)	(0.00)	(0.16)
Total distributions	(1.08)	(0.00)	(0.00)	(0.00)	(0.18)
Net asset value, end of period	$11.60	$11.18	$9.80	$7.56	$7.47
Total return	13.54%	14.08%	29.63%	1.21%	−19.32%
Net assets, end of period (in millions)	$17	$14	$13	$6	$15
Ratio of expenses to average net assets	1.03%	1.03%	1.03%	1.03%	1.02%
Ratio of net investment loss to average net assets	−0.47%	−0.47%	−0.70%	−0.19%	−0.01%
Portfolio turnover rate.	92%	96%	125%	90%	70%

See Notes to Financial Statements.

Notes to Financial Statements

June 30, 2006

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Funds, Inc. (the Corporation) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues four series of capital shares; each series represents ownership of a separate mutual fund. Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Core Investment Fund and Waddell & Reed Advisors Science and Technology Fund (the Funds) are three of those mutual funds and are the only funds included in these financial statements. The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of their financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Corporation's Board of Directors. Management's valuation committee makes fair value determinations for the Corporation, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. **Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date except that certain dividends from foreign securities are recorded as soon as the Corporation is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. **Foreign currency translations** – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Corporation combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. Federal income taxes – It is the Corporation's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Corporation intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

E. Dividends and distributions – Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. At June 30, 2006, the following amounts were reclassified:

	Accumulated Undistributed Net Realized Gain (Loss) on Investment Transactions	Accumulated Undistributed Net Investment Income (Loss)	Additional Paid-in Capital
Accumulative Fund	$ —	$ (101,400)	$101,400
Core Investment Fund	(11,634,144)	11,440,720	193,424
Science and Technology Fund	(20,693,576)	20,693,576	—

Net investment income (loss) and net assets were not affected by this change.

F. Recently Issued Accounting Standard – In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB statement No. 109 (FIN 48). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity, including mutual funds, in a tax return before being measured and recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation will adopt FIN 48 during 2007 and the impact on the Corporation's financial statements, if any, is currently being assessed.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Corporation's investment manager. The Corporation pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by each Fund at the following annual rates:

Fund	Net Asset Breakpoints	Annual Rate
Accumulative Fund	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%

Fund	Net Asset Breakpoints	Annual Rate
Core Investment Fund	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion up to $6 Billion	0.550%
	Over $6 Billion	0.500%
Science and Technology Fund	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%

The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Corporation and pricing daily the value of shares of each of the Funds. For these services, each Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $ 1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Corporation pays WRSCO a per account charge for shareholder servicing for each shareholder account which was in existence at any time during the prior month. The monthly fee is as follows: Accumulative Fund and Science and Technology Fund – $1.5292; Core Investment Fund – $1.5792. With respect to Class Y shares, the Corporation pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Corporation also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Corporation's shares, W&R receives gross sales commissions (which are not an expense of the Corporation) for Class A shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and is paid to W&R. During the fiscal year ended June 30, 2006, W&R received the following amounts in gross sales commissions and CDSC.

	Gross Sales Commissions	Class A	Class B	Class C
Accumulative Fund.	$2,610,665	$1,033	$ 92,042	$1,393
Core Investment Fund	4,742,888	643	115,512	2,199
Science and Technology Fund. . . .	4,650,266	1,648	99,124	1,572

With respect to Class A, Class B and Class C shares, W&R pays sales commissions and all expenses in connection with the sale of the Corporation's shares, except for registration fees and related expenses. During the fiscal year ended June 30, 2006, W&R paid the following amounts: Accumulative Fund – $1,623,688; Core Investment Fund – $2,812,569 and Science and Technology Fund – $2,835,216.

Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Corporation for Class B and Class C shares, respectively, each Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

Accumulative Fund, Core Investment Fund and Science and Technology Fund paid Directors' regular compensation of $115,298, $275,675 and $130,758, respectively, which are included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Investment securities transactions for the fiscal year ended June 30, 2006 are summarized as follows:

	Accumulative Fund	Core Investment Fund	Science and Technology Fund
Purchases of investment securities, excluding short-term and U.S. government obligations...	$ 762,028,589	$ 2,449,544,901	$ 2,096,073,228
Purchases of short-term securities.............	4,215,975,470	13,171,947,435	12,621,703,393
Purchases of U.S. government obligations...	—	—	—
Purchases of options	5,059,974	23,441,440	—
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government obligations...	1,022,325,434	3,315,898,179	2,346,052,989
Proceeds from maturities and sales of short-term securities.............	4,095,011,910	12,889,215,134	12,560,668,312
Proceeds from U.S. government obligations...	—	—	—
Proceeds from options	5,294,017	27,340,396	—

For Federal income tax purposes, cost of investments owned at June 30, 2006 and the related appreciation were as follows:

	Cost	Appreciation	Depreciation	Aggregate Appreciation
Accumulative Fund...	$1,626,154,741	$347,096,895	$ 34,025,029	$313,071,866
Core Investment Fund	3,157,233,733	994,082,989	62,705,351	931,377,638
Science and Technology Fund .	1,968,316,913	579,008,948	117,192,500	461,816,448

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended June 30, 2006 and the related capital loss carryover and post-October activity were as follows:

	Accumulative Fund	Core Investment Fund	Science and Technology Fund
Net ordinary income...............	$2,633,767	$ 23,040,649	$ 92,120,834
Distributed ordinary income.........	1,344,681	12,494,604	83,379,996
Undistributed ordinary income.......	1,881,827	14,193,822	8,740,838
Realized long-term capital gains	—	320,751,895	196,587,645
Distributed long-term capital gains ...	—	—	140,285,542
Undistributed long-term capital gains	—	320,751,895	140,523,118
Capital loss carryover..............	—	—	—
Post-October losses deferred	—	—	846

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and net foreign currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

	Accumulative Fund
June 30, 2008.	$ 10,458,531
June 30, 2009	5,229,265
June 30, 2010	916,736
June 30, 2011	446,151,343
June 30, 2013	37,199,179
Total carryover	$499,955,054

Ivy Growth Fund, one of the mutual funds managed by Waddell & Reed Ivy Investment Company (now known as Ivy Investment Management Company), was merged into Accumulative Fund as of June 15, 2003. At the time of the merger Ivy Growth Fund had capital loss carryovers available to offset future gains of the Fund. These carryovers are limited to $5,229,265 for each period ending from June 30, 2007 through 2009 and $916,736 for the period ending June 30, 2010 plus any unused limitations from prior years.

NOTE 5 – Multiclass Operations

Each Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock for the fiscal year ended June 30, 2006 are summarized below. Amounts are in thousands.

	Accumulative Fund	Core Investment Fund	Science and Technology Fund
Shares issued from sale of shares:			
Class A	21,498	33,429	19,109
Class B	940	1,045	769
Class C	705	665	467
Class Y	129	907	375
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	167	1,784	18,322
Class B	—	—	814
Class C	—	—	132
Class Y	2	46	124
Shares redeemed:			
Class A	(48,239)	(118,636)	(31,371)
Class B	(1,958)	(3,156)	(1,312)
Class C	(757)	(1,057)	(301)
Class Y	(277)	(4,495)	(322)
Increase (decrease) in outstanding capital shares	(27,790)	(89,468)	6,806
Value issued from sale of shares:			
Class A	$ 145,428	$ 209,324	$219,043
Class B	6,064	6,230	8,015
Class C	4,556	3,938	4,882
Class Y	880	5,703	4,473
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	1,147	11,317	201,728
Class B	—	—	8,120
Class C	—	—	1,324
Class Y	12	292	1,417
Value redeemed:			
Class A	(325,433)	(745,859)	(358,700)
Class B	(12,619)	(18,903)	(13,622)
Class C	(4,886)	(6,350)	(3,148)
Class Y	(1,848)	(27,600)	(3,791)
Increase (decrease) in outstanding capital	$(186,699)	$(561,908)	$ 69,741

Transactions in capital stock for the fiscal year ended June 30, 2005 are summarized below. Amounts are in thousands.

	Accumulative Fund	Core Investment Fund	Science and Technology Fund
Shares issued from sale of shares:			
Class A	21,334	35,617	15,972
Class B	1,611	1,794	1,130
Class C	834	836	302
Class Y	166	2,165	400
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	1,794	2,822	—
Class B	—	—	—
Class C	—	—	—
Class Y	7	91	—
Shares redeemed:			
Class A	(61,737)	(142,953)	(32,524)
Class B	(2,656)	(3,419)	(1,387)
Class C	(1,324)	(1,368)	(323)
Class Y	(313)	(13,880)	(491)
Decrease in outstanding capital shares	(40,284)	(118,295)	(16,921)
Value issued from sale of shares:			
Class A	$ 126,719	$ 195,440	$ 155,581
Class B	9,188	9,417	10,105
Class C	4,757	4,424	2,728
Class Y	995	11,509	4,112
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	10,874	15,712	—
Class B	—	—	—
Class C	—	—	—
Class Y	44	503	—
Value redeemed:			
Class A	(367,140)	(779,968)	(316,719)
Class B	(15,110)	(17,832)	(12,448)
Class C	(7,574)	(7,200)	(2,908)
Class Y	(1,815)	(72,757)	(4,890)
Decrease in outstanding capital	$(239,062)	$(640,752)	$(164,439)

NOTE 6 – Options

Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the written option. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. For a Fund, when a written put option is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received.

For Accumulative Fund, transactions in written call options were as follows:

	Number of Contracts	Premiums Received
Outstanding at June 30, 2005	—	$ —
Options written	24,920	3,049,958
Options terminated in closing purchase transactions	(15,553)	(2,117,328)
Options exercised	(377)	(106,930)
Options expired	(8,990)	(825,700)
Outstanding at June 30, 2006	—	$ —

For Science and Technology Fund, transactions in written put options were as follows:

	Number of Contracts	Premiums Received
Outstanding at June 30, 2005	—	$ —
Options written	7,188	1,519,894
Options terminated in closing purchase transactions	—	—
Options exercised	—	—
Options expired	(7,188)	(1,519,894)
Outstanding at June 30, 2006	—	$ —

NOTE 7 – Swaps

Each Fund may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument. Each Fund may enter into credit default, total return, variance and other swap agreements to: 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) to attempt to enhance yield.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. A Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, a Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. The Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreeement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

Swaps are marked-to-market daily based on dealer-supplied valuations and changes in value, if any, are recorded as unrealized appreciation (depreciation) in the Statement of Operations. Collateral, in the form of cash or securities, may be required to be held in segregated accounts with the custodian or counterparty. Payments received or made at the beginning of the measurement period are reflected as such on the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

Entering in swap agreements involves certain risks. Among these are possible failure of the counterparty to fulfill its obligations, possible lack of liquidity, and unfavorable changes in interest rates or underlying investments.

NOTE 8 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, Waddell & Reed, Inc. and Waddell & Reed Services Company (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some

dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by the Waddell & Reed Advisors Funds and by W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order will be available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Funds, Inc.:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Core Investment Fund, and Waddell & Reed Advisors Science and Technology Fund (collectively the "Funds"), three of the mutual funds comprising Waddell & Reed Advisors Funds, Inc. as of June 30, 2006, and the related statements of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2006, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds comprising Waddell & Reed Advisors Funds, Inc. as of June 30, 2006, the results of their operations for the fiscal year then ended, the changes in their net assets for each of the two fiscal years in the period then ended, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
August 15, 2006

Income Tax Information

The amounts of the dividends and long-term capital gains below, multiplied by the number of shares owned by you on the record dates, will give you the total amounts to be reported in your Federal income tax return for the years in which they were received or reinvested.

| | | PER-SHARE AMOUNTS REPORTABLE AS: | | | | | |
| | | For Individuals | | | For Corporations | | |
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain
Accumulative Fund Class A							
12-14-05	$0.00420	$0.00420	$ —	$ —	$0.00420	$ —	$ —
Accumulative Fund Class B							
12-14-05	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Accumulative Fund Class C							
12-14-05	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Accumulative Fund Class Y							
12-14-05	$0.01420	$0.01420	$ —	$ —	$0.01420	$ —	$ —
Core Investment Fund Class A							
9-14-05	$0.00540	$0.00540	$ —	$ —	$0.00540	$ —	$ —
12-14-05	0.00190	0.00190	—	—	0.00190	—	—
3-15-06	0.00200	0.00200	—	—	0.00200	—	—
6-14-06	0.01000	0.01000	—	—	0.01000	—	—
Total	$0.01930	$0.01930	$ —	$ —	$0.01930	$ —	$ —
Core Investment Fund Class B							
9-14-05	$ —	$ —	$ —	$ —	$ —	$ —	$ —
12-14-05	—	—	—	—	—	—	—
3-15-06	—	—	—	—	—	—	—
6-14-06	—	—	—	—	—	—	—
Total	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Core Investment Fund Class C							
9-14-05	$ —	$ —	$ —	$ —	$ —	$ —	$ —
12-14-05	—	—	—	—	—	—	—
3-15-06	—	—	—	—	—	—	—
6-14-06	—	—	—	—	—	—	—
Total	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Core Investment Fund Class Y							
9-14-05	$0.01040	$0.01040	$ —	$ —	$0.01040	$ —	$ —
12-14-05	0.00590	0.00590	—	—	0.00590	—	—
3-15-06	0.00600	0.00600	—	—	0.00600	—	—
6-14-06	0.01500	0.01500	—	—	0.01500	—	—
Total	$0.03730	$0.03730	$ —	$ —	$0.03730	$ —	$ —

Record Date	Total	For Individuals			For Corporations		
		Qualifying	Non-Qualifying	Long-Term Capital Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain
Science and Technology Fund Class A							
12-14-05	$1.07970	$0.00990	$0.39260	$0.67720	$0.00620	$0.39630	$0.67720
Science and Technology Fund Class B							
12-14-05	$1.07970	$0.00990	$0.39260	$0.67720	$0.00620	$0.39630	$0.67720
Science and Technology Fund Class C							
12-14-05	$1.07970	$0.00990	$0.39260	$0.67720	$0.00620	$0.39630	$0.67720
Science and Technology Fund Class Y							
12-14-05	$1.07970	$0.00990	$0.39260	$0.67720	$0.00620	$0.39630	$0.67720

PER-SHARE AMOUNTS REPORTABLE AS:

CORPORATION DEDUCTIONS – Under Federal tax law, the amounts reportable as Qualifying Dividends are eligible for the dividends received deduction in the year received as provided by Section 243 of the Internal Revenue Code.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Shareholders are advised to consult with their tax adviser concerning the tax treatment of dividends and distributions from the Fund.

The Board of Directors of Waddell & Reed Advisors Funds, Inc.

Each of the individuals listed below serves as a director for the Corporation, and for the other portfolios within the Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc. and W&R Target Funds, Inc. (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of W&R Target Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, comprise the Waddell & Reed Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds and Ivy Funds, Inc.

A director is "interested" by virtue of his or her current or former engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the funds' investment advisor, Waddell & Reed Investment Management Company (WRIMCO); the funds' principal underwriter, Waddell & Reed, Inc. (W&R); and the funds' transfer agent, Waddell & Reed Services Company (WRSCO), as well as by virtue of their personal ownership of shares of WDR. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly owned subsidiaries, including W&R, WRIMCO and WRSCO. Each director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

David P. Gardner serves as the Independent Chair of the Corporation's Board and of the board of directors of the other funds in the Advisors Fund Complex.

Additional Information about Directors

The Statement of Additional Information (SAI) for the Corporation includes additional information about the Corporation's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

James M. Concannon (58)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 46
Director since: 1997
Director of Funds in the Fund Complex since: 1997
Principal Occupations during Past 5 Years: Professor of Law, Washburn Law School; Dean, Washburn Law School (until 2001)
Other Directorships held by Director: Director, Kansas Legal Services for Prisoners, Inc.

John A. Dillingham (67)
4040 Northwest Claymont Drive, Kansas City, MO 64116
Position held with Fund: Director
Number of portfolios overseen by Director: 46
Director since: 1997
Director of Funds in the Fund Complex since: 1997
Principal Occupations during Past 5 Years: President and Director, JoDill Corp. and Dillingham Enterprises, Inc., both farming enterprises; President, Missouri Institute of Justice
Other Directorships held by Director: Director, Salvation Army; Advisory Director, UMB Northland Board (financial services)

David P. Gardner (73)
6300 Lamar Avenue, Overland Park, KS 66202
Positions held with Fund: Director, Independent Chair
Number of portfolios overseen by Director: 46
Director since: 1998; Independent Chair since: 2006
Director of Funds in the Fund Complex since: 1998
Principal Occupation during Past 5 Years: Senior Advisor to the President, J. Paul Getty Trust; formerly, Professor, University of Utah (until 2005)
Other Directorships held by Director: none

Linda K. Graves (52)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 46
Director since: 1995
Director of Funds in the Fund Complex since: 1995
Principal Occupation during Past 5 Years: First Lady of Kansas (until 2003)
Other Directorships held by Director: Chairman and Director, Greater Kansas City Community Foundation

Joseph Harroz, Jr. (39)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 73
Director since: 1998
Director of Funds in the Fund Complex since: 1998
Principal Occupations during Past 5 Years: Vice President and General Counsel of the Board of Regents, University of Oklahoma; Adjunct Professor, University of Oklahoma Law School; Managing Member, Harroz Investments, LLC, commercial enterprise investments; formerly, Consultant, MTV Associates (2004)
Other Directorships held by Director: Director and Shareholder, Valliance Bank; Independent Chair and Director, Ivy Funds, Inc.; Independent Chair and Trustee, Ivy Funds

John F. Hayes (86)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 46

Director since: 1988

Director of Funds in the Fund Complex since: 1988

Principal Occupation during Past 5 Years: Shareholder, Gilliland & Hayes, PA, a law firm; formerly, Chairman, Gilliland & Hayes (until 2003)

Other Directorships held by Director: Director, Central Bank & Trust; Director, Central Financial Corp.

Glendon E. Johnson (82)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 46

Director since: 1971

Director of Funds in the Fund Complex since: 1971

Principal Occupations during Past 5 Years: Chairman and Chief Executive Officer (CEO) of Castle Valley Ranches, LLC

Other Directorships held by Director: Chairman and CEO of the Wellness Council of America; Member, Advisory Council of the Boy Scouts of America

Frank J. Ross, Jr. (53)

Polsinelli Shalton Welte Suelthaus, 700 W 47th Street, Suite 1000, Kansas City, MO 64112

Position held with Fund: Director

Number of portfolios overseen by Director: 46

Director since: 1996

Director of Funds in the Fund Complex since: 1996

Principal Occupation during Past 5 Years: Shareholder/Director, Polsinelli Shalton Welte Suelthaus, a law firm

Other Directorships held by Director: Director, Columbian Bank & Trust

Eleanor B. Schwartz (69)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 73

Director since: 1995

Director of Funds in the Fund Complex since: 1995

Principal Occupations during Past 5 Years: Professor Emeritus, University of Missouri at Kansas City; formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003)

Other Directorships held by Director: Director, Ivy Funds, Inc.; Trustee, Ivy Funds

Frederick Vogel III (70)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 46

Director since: 1971

Director of Funds in the Fund Complex since: 1971

Principal Occupation during Past 5 Years: Member, Board of Directors, The Terra Foundation for American Art (Chicago); Vice President, Treasurer and Trustee, The Layton Art Collection, Inc.; Member of the Directors Advisory Committee for American Art

Other Directorships held by Director: None

INTERESTED DIRECTORS

Robert L. Hechler (69)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Director; formerly, President, Principal Financial Officer

Number of portfolios overseen by Director: 25

Director since: 1998

Director of Funds in the Fund Complex since: 1998

Principal Occupations during Past 5 Years: Consultant of WDR and W&R; Director of WDR (until 2003); Executive Vice President and Chief Operating Officer of WDR (until 2001); Principal Financial Officer, Treasurer, CEO and President of W&R (until 2001); Director, Executive Vice President, Principal Financial Officer and Treasurer of WRIMCO (until 2001); Director and Treasurer of WRSCO (until 2001)

Other Directorships held by Director: None

Henry J. Herrmann (63)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Director and President

Number of portfolios overseen by Director: 73

Director since: 1998; President since: 2001

Director of Funds in the Fund Complex since: 1998

Principal Occupation(s) during Past 5 Years: CEO of WDR; formerly, Chief Investment Officer (CIO) and President of WDR (until 2005); President, CEO and Chairman of WRIMCO; formerly, CIO of WRIMCO (until 2005); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR; formerly, Chief Investment Officer of IICO, (until 2005); President of each of the Funds in the Fund Complex

Other Directorships held by Director: Director of WDR, W&R, WRIMCO, WRSCO, IICO; Director, Austin, Calvert & Flavin, an affiliate of WRIMCO; Director, Ivy Funds Distributor, Inc. (IFDI) an affiliate of WDR; Director, Ivy Funds, Inc.; Trustee, Ivy Funds

OFFICERS

Theodore W. Howard (63)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Treasurer and Principal Accounting Officer since 1976; Vice President since 1987; Principal Financial Officer since 2002

Positions held with Funds in the Fund Complex: Treasurer and Principal Accounting Officer since 1976; Vice President since 1987; Principal Financial Officer since 2002

Principal Occupation(s) during Past 5 Years: Senior Vice President of WRSCO; Treasurer, Principal Accounting Officer, Vice President and Principal Financial Officer of each of the Funds in the Fund Complex; Assistant Treasurer of Ivy Funds (until 2003); Vice President of WRSCO (until 2001)

Directorships held: None

Kristen A. Richards (38)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Secretary and Associate General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Secretary and Associate General Counsel since 2000

Principal Occupation(s) during Past 5 Years: Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO and IICO; Vice President and Secretary of each of the Funds in the Fund Complex

Directorships held: None

Daniel C. Schulte (40)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Assistant Secretary and General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Assistant Secretary and General Counsel since 2000

Principal Occupation(s) during Past 5 Years: Senior Vice President and General Counsel of WDR, W&R, WRIMCO, IICO, IFDI and WRSCO; formerly, Secretary of WDR, WRIMCO, W&R, WRSCO, and IFDI (until 2004); formerly, Assistant Secretary of WDR (until 2005); formerly, Assistant Secretary of IICO (until 2006); Vice President, General Counsel and Assistant Secretary of each of the Funds in the Fund Complex

Directorships held: None

Scott Schneider (38)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Chief Compliance Officer since 2004

Positions held with Funds in the Fund Complex: Chief Compliance Officer since 2004

Principal Occupation(s) during Past 5 Years: Chief Compliance Officer for each of the Funds in the Fund Complex; formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (until 2004)

Directorships held: None

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Corporation's Form N-Q. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Income Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Limited-Term Bond Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Retirement Shares

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Waddell & Reed, Inc.

www.waddell.com

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WADDELL & REED

NUR1022A (6-06)